

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2016

Mu Chun Lin
Chief Executive Officer
China Soar Information Technology, Inc.
12 Harcourt Road
Bank of America Tower, Suite 1308
Central, Hong Kong

> **Re: China Soar Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed November 13, 2015**
> **File No. 0-55026**

Dear Mr. Mu Chun Lin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Jim Allegretto for

     William H. Thompson
     Accounting Branch Chief
     Office of Consumer Products